Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: November 4, 2004

THE FOLLOWING IS A LETTER THAT WAS MAILED TO THE SHAREHOLDERS OF THE ROYAL DUTCH
PETROLEUM COMPANY ON NOVEMBER 4, 2004.

PO Box 162
2501 AN The Hague
The Netherlands
Tel: +31 70 377 4540
Fax: +31 70 377 3115

Not for release, publication or distribution in whole or in part into Canada or Japan.

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from an appropriately authorised independent financial adviser.

To all shareholders of Royal Dutch Petroleum Company

2 November 2004

Dear Shareholder,

You will probably have seen in the press that we have made certain proposals to change the structure and governance of the Royal Dutch / Shell Group. The proposals are set out in the attached announcement.

You do not need to take any action for the moment. You will have an opportunity to hear our proposals explained and to vote on them at a meeting which we expect to take place on the same day as the Annual General Meeting in 2005. Documents containing the full details will be sent to you in good time before that. For the moment, suffice it to say that your Directors are firmly of the belief that these proposals are very much in the best interests of shareholders and the Royal Dutch Petroleum Company as a whole.

One final word of reassurance: Royal Dutch Shell plc, the new single parent company referred to in the announcement, will continue to seek to increase dividends at least in line with inflation over time and you will continue to be paid your dividends in Euros or US Dollars as the case may be. We look very much forward to seeing you at the Annual General Meeting in 2005.

Yours sincerely

Aad Jacobs Chairman	Jeroen van der Veer President

Established in The Hague, Carel van Bylandtlaan 30
Commercial Register The Hague, No. 2690

Citigroup Global Markets Limited (“Citigroup”) is acting for Royal Dutch Petroleum (“RD”), The “Shell” Transport and Trading Company (“ST&T”) and Royal Dutch Shell plc (“Royal Dutch Shell”) and nobody else in connection with the proposals and will not be responsible to anyone other than RD, ST&T or Royal Dutch Shell for providing the protections afforded to clients of Citigroup, nor for providing advice in relation to the proposals.

NM Rothschild & Sons Limited (“Rothschild”) is acting for RD, ST&T and Royal Dutch Shell and nobody else in connection with the proposals and will not be responsible to anyone other than RD, ST&T or Royal Dutch Shell for providing the protections afforded to clients of Rothschild, nor for providing advice in relation to the proposals.

ABN AMRO Bank N.V. (“ABN AMRO”) is acting for RD (and has provided certain financial services, and following consummation of the Transaction may provide certain financial or investment banking services to Royal Dutch Shell) and nobody else in connection with the proposals and will not be responsible to anyone other than RD and Royal Dutch Shell for providing the protections afforded to clients of ABN AMRO, nor for providing advice in relation to the proposals.

Deutsche Bank AG London (“Deutsche Bank”) is acting for ST&T and nobody else in connection with the proposals and will not be responsible to anyone other than ST&T for providing the protections afforded to clients of Deutsche Bank, nor for providing advice in relation to the proposals.

Rothschild, Citigroup, ABN AMRO and Deutsche Bank have each given and not withdrawn their consent to the distribution of this document with the inclusion herein of the references to their respective names in the form and context in which they appear.

This document contains forward-looking statements that are subject to risk factors associated with the proposed transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed transaction); the costs related to the proposed transaction; the failure of the proposed transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed transaction; and tax treatment of dividends paid to shareholders.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group of Companies’ businesses. None of Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

The proposed transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell, to all ordinary shareholders of RD. You are urged to carefully review (i) the RD offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell RD, and ST&T at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement.

Terms defined in the press release dated 28 October 2004 have the same meaning when used in this notice.